Mail Stop 3561

April 17, 2006

Mr. Scott D. Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

     Re: Cintas Corporation
             Form 10-K for Fiscal Year Ended May 31, 2005
             Filed August 15, 2005
             File No. 0-11399

Dear Mr. Farmer:

We have reviewed your response dated March 31, 2006 to our comment letter dated February 21, 2006 and have the following additional comment.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 30
13. Segment Information, page 41

1.   We note your response to comment 4 in our letter dated February 21, 2006. Please tell us each of the operating segments identified in accordance with paragraphs 10 through 15 of SFAS No. 131. Explain why the identified operating segments share both similar economic characteristics and a majority of the aggregation criteria and why aggregation into two reportable segments is permitted. See paragraph 4 of EITF 04-10. Please support your explanation with quantitative support for each operating segment to substantiate your conclusions. The provided information should include historical sales, margin and operating profit figures for the recent five year period.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief